June 15, 2015
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-03-15

QUATERRA ANNOUNCES FREEPORT-MCMORAN NEVADA LLC TO
COMMIT TO $7.1 MILLION IN OPTION PAYMENTS

Work will focus on the Bear porphyry copper system

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) and its subsidiary Singatse Peak Services LLC (“SPS”) today announced that Freeport-McMoRan Nevada LLC (“Freeport Nevada”) has committed US$7.1 million toward option payments over the next 12 months. SPS intends to use these proceeds to fund exploration and further definition by SPS of the Bear deposit, a large porphyry copper system located on the Company’s property in the historic Yerington Copper District of Nevada. Freeport Nevada is a wholly owned subsidiary of Freeport Minerals Corporation, which in turn is a wholly owned subsidiary of Freeport-McMoRan Inc. (“FCX”).

Freeport Nevada has recently concluded the first stage of an option agreement with Quaterra by making US$2.5 million in option payments over the past 12 months. SPS has used these funds on due diligence of land, water and mineral rights, and land maintenance, environmental compliance and G&A.

The upcoming 12-month period is part two of a three-stage agreement which gives Freeport Nevada an option to earn to a 55% interest in SPS by paying US$40.7 million in option payments to SPS over four years, starting in June 2014. Freeport Nevada can earn a further 20% in SPS (increasing its holding to 75%) by spending US$97.9 million or by funding SPS to complete a feasibility study, whichever comes first. Before then, Freeport Nevada can terminate the agreement at its discretion. Expenditures have been revised marginally from earlier amounts disclosed in a June 16, 2014, press release to address changes in property maintenance costs at Yerington.

“We are very pleased Freeport Nevada has elected to commit to an additional year of option payments. SPS has consolidated a sizeable land position covering the Bear target and we are now ready to commence exploration,” said Quaterra President and CEO Steven Dischler. “We have worked hard to position the Company and its shareholders for success and this is an exciting time for us all.”

Quaterra Chairman Thomas Patton said the Bear deposit is a high priority because of its large size, historic drilling and potential for higher grades than district averages. It is underexplored and open in several directions and at depth. “The Bear is a large porphyry copper system that located in one of the world’s top mining jurisdictions. The Yerington district has good existing infrastructure, a history of production and broad-based community support for responsible mining,” he said.

Earlier work at the Bear deposit by previous operators included IP and aeromagnetic geophysical surveying, and drilling of approximately 125,000 feet in 49 holes. The drilling indicated the presence of large copper system. Quaterra, however, does not treat earlier historic resource estimates of the Bear as current mineral resources. A qualified person has not done sufficient work to classify historic estimates as a current mineral resource. Additional drilling is required to confirm the extent and grades of mineralization at the Bear, and to bring any resource estimate in line with NI 43-101 standards.

The Bear is one of three known copper deposits on Quaterra’s 51-square-mile property at Yerington, a district with a rich history of successful copper production. Quaterra’s land position also contains the Yerington pit deposit – previously mined by Anaconda – and the MacArthur deposit. Quaterra has invested some $33 million in the Yerington District since 2006, and has released NI 43-101-compliant oxide and sulfide resources at both MacArthur and Yerington, and a preliminary economic assessment at MacArthur. It also owns and has optioned significant valuable water rights in the district. Together, Quaterra’s Yerington assets have the potential to be transformed into a large-scale, long-life copper mining operation.

Details of the upcoming drilling program at the Bear deposit will be announced in the 3rd Quarter 2015.

Technical information in this news release has been approved by Steven Dischler, the President and CEO of the Company, and a Qualified Person as defined in NI 43-101.

About Quaterra Resources Inc.

Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will receive all option payments over the next 12 months, that exploration results on the Bear deposit will define further mineralization, that historical and new exploration will support a resource on the property, and that the Yerington assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.